September 23, 2019

Akash Palkhiwala
Interim Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Dr
San Diego, CA 92121-1714

       Re: QUALCOMM Incorporated
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed November 7, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed July 31, 2019
           File No. 000-19528

Dear Mr. Palkhiwala :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Item 1. Business, page 4

1. In your letter to us dated March 21, 2016, you discussed contacts with Syria and Sudan.
      As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export
      controls.Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with
      Syria and Sudan since your 2016 letter, including contacts with those countries'
      governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.
2. Please discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in
 Akash Palkhiwala
QUALCOMM Incorporated
September 23, 2019
Page 2
         making an investment decision.
3. Please tell us whether any of the contacts with Syria and Sudan you discuss above involve dual use products or components.
4. On page 13, you disclose that Huawei licenses your technology. Huawei and some of its affiliates were added to the Department of Commerce's Entity List in May 2019 because of certain business with Iran, a country also designated as a state sponsor of terrorism.
         Subsequent news articles have reported on the effects on Qualcomm and other companies of a conditional ban on sales to Huawei. A May 2019 article stated that your reported suspension of business operations with Huawei caused a 3.9% decrease in your stock price. Please discuss for us the risk of reputational harm from your relationship with
         Huawei.
Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
QCT Segment, page 36

5. In future filings, please discuss the underlying factors that caused your MSM sales to decline, including but not limited to the impact of the Huawei export ban. Please also address the future anticipated impact of the ban on unit volumes, pricing and product mix.
         In this regard, we note your fourth quarter FY 2019 guidance projecting a 40% year-over-
         year decline in MSM chip shipments. Refer to Item 303 of Regulation
S-K.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3361 or Robert
Littlepage, Accontant Branch Chief at (202) 551-3361 if you have any questions.



FirstName LastNameAkash Palkhiwala                            Sincerely,
Comapany NameQUALCOMM Incorporated
                                                              Division of
Corporation Finance
September 23, 2019 Page 2                                     Office of
Telecommunications
FirstName LastName